UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40375

E-Home Household Service Holdings Limited

(Exact name of registrant as specified in its charter)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

E-Home Household Service Holdings Limited (the “Company”), today announced that on April 4, 2023, its Board of Directors (the “Board”) has determined to effect a 1 (one)-for-10 (ten) reverse stock split (the “Reverse Stock Split”) of the Company's ordinary shares. At the Company's Annual General Meeting of Shareholders held on March 28, 2023 (China time), the Company's shareholders approved the reverse stock split within the ratio range from one (1)-for-five (5) to one (1)-for-twenty (20) and granted the Board the authority to determine the exact split ratio and proceed with the reverse stock split at a proper time within its discretion.

It is expected that the reverse stock split will take effect, and the Company's ordinary shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market, as of the opening of trading on April 13, 2023 under the existing trading symbol “EJH”.

When the reverse stock split becomes effective, every ten (10) issued and authorized ordinary shares of par value $0.002 each will be automatically combined and consolidated into one (1) issued and authorized ordinary share of par value $0.02 each.

No fractional shares will be issued in connection with the reverse split of the ordinary shares. Fractional shares that occur as a result of the reverse stock split will be rounded down to the nearest whole share of the Company's ordinary shares. Shareholders may obtain instructions from the Company's transfer agent, VStock Transfer, LLC, as to how to exchange existing share certificates for new certificates representing the post-reverse split shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
	Name:	Wenshan Xie
	Title:	Chief Executive Officer

Date: April 12, 2023

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